Mail-Stop 4561
		 				September 7, 2007

Via facsimile and U.S. Mail

Mr. Robert H. Warrington
President and Chief Executive Officer
First Indiana Corporation
135 North Pennsylvania Street
Suite 2800
Indianapolis, Indiana 46204

Re:    First Indiana Corporation
                     Preliminary Proxy Statement
	         File Nos. 0-14354
                     Filed August 17, 2007

Dear Mr. Warrington:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement
General
1. Move the Summary to before the Questions and Answers.

Summary
General
2. Supplementally provide the staff with any information provided to the Board (Boardbooks). In addition, noting the reference to projected earnings in the first bullet on page 4, provide the staff with any information provided to Sandler O`Neill or the Board that is not contained in any Boardbooks.
3. For each subsection of the Summary, revise to provide a cross-reference to a more complete discussion elsewhere in the Proxy Statement.
4. Revise to add a statement, or include it in its own subsection, a statement that shareholders do not have appraisal or dissenters` rights.

The Companies, page 3
5. Revise to disclose the total stockholders` equity for each company useing an "as of" date.

Special Meeting ..., page 3
6. Revise to disclose how abstentions and broker non-votes will be treated for the merger and for postponement.

Reasons for the Merger, page 4
7. Revise the first bullet to disclose the premium(s) and multiple(s).

Termination Fee, page 5
8. Revise to use bullets instead of the parenthetical numbering.

Treatment of First Indiana Stock Options, ..., page 6
9. In this and the next subsection, ("Interests of Certain Persons in the Merger,") revise to disclose the value, ($32 per share less any exercise price), to officers and directors of the securities being discussed. Also include a descriptive cross-reference and page number to where this information is discussed in detail. Please see our additional comments on page three of this letter pertaining to this subject.
The Merger
Background of the Merger, page 10
10. With respect to the fourth to last paragraph on page 10 regarding the increased offer, revise to disclose whether the other firms were given an opportunity to increase their offer. In addition, disclose why the all cash offer was deemed superior to the stock and cash offers that would result in a lower tax effects for some shareholders.

First Indiana`s Reasons for the Merger, page 11
11. Revise the discussion to first present the positive factors and follow this with the negative factors, if any or state there were none.

Opinion of Fist Indiana`s Financial Advisor, page 13
12. Revise page 13 or 14 to disclose the fees paid to Sandler O`Neill by each First Indiana and Marshall & Ilsley during the last 24 months.
Interests of Certain Persons in the Merger, page 19
13. Revise the first bullet to disclose the number of options outstanding held by officers, directors and affiliates, the number of unvested options outstanding, and, the dollar value to be received, i.e., the $32.00 less the exercise prices in the aggregate times the number outstanding.
14. Revise the second bullets to disclose the number of deferred and restricted shares outstanding held by officers, directors and affiliates, the number unvested and the value to be received, i.e.,
$32 times the number outstanding.
15. Revise the third bullet to name the individuals, and quantify the dollar value of benefits vesting and the dollar amount to be paid at closing.
16. Revise the fourth bullet to disclose the material terms, including length and payments to be received for each position, e.g., board service and consulting.
17. Revise the fifth bullet to name those being offered employment contracts and the material terms, including changes in salaries and benefits.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3418.

						Sincerely,


						William Friar
						Senior Financial Analyst
					Financial Services Group


cc:	Via U.S. Mail and Fax:
	David A. Butcher, Esq.
	Bose McKinney & Evans LLP
	2700 First Indiana Plaza
	135 North Pennsylvania Street
	Indianapolis, IN 46204
	Phone (317) 684-5123
	Facsimile (317) 223-0123

      Allan Becker, Esq.
	Bose McKinney & Evans LLP
	2700 First Indiana Plaza
	135 North Pennsylvania Street
	Indianapolis, IN 46204
	Phone (317) 684-5131
	Facsimile (317) 223-0123

Mr. Robert H. Warrington
First Indiana Corporation
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